UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2009
001-33444
(Commission File Number)

Eurand N.V.
(Translation of registrant’s name into English)
Olympic Plaza
Fred. Roeskestraat 123
1076 EE Amsterdam, The Netherlands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TABLE OF CONTENTS

EXHIBIT INDEX
SIGNATURES
INFORMATION CONTAINED IN THIS FORM 6-K REPORT
     On May 11, 2009, Eurand N.V. (the “Company”) issued a press release describing regulatory developments relating to EUR-1048 (Lamictal® ODT™), co-developed by the Company and GlaxoSmithKline. A copy of the Company’s press release is attached as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.
EXHIBIT INDEX
99.1	Press release titled “Eurand Announces FDA Approval of EUR-1048 (Lamictal® ODT™), Co-Developed with GlaxoSmithKline”, dated May 11, 2009.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 11, 2009

EURAND N.V. (Registrant)
By:	/s/ Manya S. Deehr
Manya S. Deehr
Chief Legal Officer and Secretary